SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Corporation

Corporate Taxpayer ID (CNPJ/MF) No. 33.042.730/0001-04

Company Registry (NIRE) No. 35-3.0039609.0

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (“CSN” or “Company”) (B3: CSNA3; NYSE: SID), in compliance with applicable regulations, hereby informs its shareholders and the market that, on August 13, 2026, it received a non-compliance notification letter (the “Notice”) from the New York Stock Exchange (the “NYSE”). The Notice states that the Company is not in compliance with the NYSE’s continued listing standard set forth in Section 802.01C of the NYSE Listed Company Manual, as the average closing price of the Company’s American Depositary Shares (the “ADSs”) was less than $1.00 per ADS over a consecutive 30-trading-day period. Pursuant to the NYSE rules, the Company has a period of six months from the receipt of the notice to regain compliance with the minimum share price requirement (the “Cure Period”). The Notice does not result in the immediate delisting of the Company’s ADSs from the NYSE. The Company has notified the NYSE of its intention to cure.

The Company is actively evaluating all available cure alternatives to regain compliance with the NYSE minimum share price requirement within the Cure Period. Since the receipt of the NYSE correspondence, Company’s ADSs have experienced a price appreciation, currently trading above the US$ 1.00 minimum threshold.

São Paulo, September 11, 2026.

Antonio Marco Campos Rabello

Chief Financial Officer and Investor Relations Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Fabio Schvartsman
Fabio Schvartsman Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.